EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities related expense, and amortization of debt issuance costs.

(In thousands, except ratio amounts)	Year ended December 31,
	2004	2003	2002	2001	2000 (1)
Fixed charges:
Interest expense excluding deposits	$143,447	116,606	134,797	180,569	276,059
Interest portion of rental expense	13,528	12,825	10,782	11,459	10,397

Fixed charges excluding interest on deposits	156,975	129,431	145,579	192,028	286,456
Interest on deposits	187,195	187,288	285,980	461,587	546,746

Fixed charges including interest on deposits	$344,170	316,719	431,559	653,615	833,202

Earnings:
Income from continuing operations before income taxes (1)	$617,448	537,411	469,102	448,845	239,843
Fixed charges excluding interest on deposits	156,975	129,431	145,579	192,028	286,456

Earnings excluding interest on deposits	774,423	666,842	614,681	640,873	526,299
Interest on deposits	187,195	187,288	285,980	461,587	546,746

Earnings including interest on deposits	$961,618	854,130	900,661	1,102,460	1,073,045

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	4.93	5.15	4.22	3.34	1.84
Including interest on deposits	2.79	2.70	2.09	1.69	1.29

(1)	For the year ended December 31, 2000, earnings used in the calculation of the ratios includes the impairment loss on First Security Corporation common stock of $96.9 million and merger-related expenses of $41.5 million, mainly related to the terminated First Security Corporation merger.